UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4801

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BARNES GROUP INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

Barnes Group Inc. Retirement Savings Plan
Financial Statements and Supplemental Information
Years ended December 30, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of the
Barnes Group Inc. Retirement Savings Plan
Bristol, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Barnes Group Inc. Retirement Savings Plan (the Plan) as of December 30, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Report of Independent Registered Public Accounting Firm (continued)

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 30, 2015, and reportable transactions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut
June 22, 2016

Barnes Group Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 30,
	2015	2014
Assets
Cash and cash equivalents	$2,958,900	$2,073,387
Investments at fair value:
Mutual funds	151,418,280	149,348,997
Managed income portfolio fund	43,856,503	45,010,705
Barnes Group Inc. common stock	56,156,144	68,556,092
Total investments at fair value	251,430,927	262,915,794
Receivables:
Notes receivable from participants	4,704,138	4,513,694
Employer profit sharing contributions	2,380,244	3,345,829
Employer contributions	741,965	629,576
Participant contributions	—	74,241
Total receivables	7,826,347	8,563,340

Net assets reflecting all investments at fair value	262,216,174	273,552,521

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(312,619)	(647,816)
Net assets available for benefits	$261,903,555	$272,904,705
See accompanying notes.

Barnes Group Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 30,
	2015	2014
Additions
Investment income:
Interest and dividend income	$9,522,460	$12,242,774
Total investment income	9,522,460	12,242,774
Contributions:
Employer match	3,609,824	3,240,639
Participant and rollover	9,364,851	8,556,336
Profit sharing	2,381,329	3,346,979
Total contributions	15,356,004	15,143,954
Other income:
Interest on notes receivable from participants	176,108	168,334
Total additions	25,054,572	27,555,062
Deductions
Net depreciation in fair value of investments	8,223,413	2,232,717
Benefit payments	27,756,505	33,416,602
Administrative expenses	75,804	135,629
Total deductions	36,055,722	35,784,948
Net decrease in assets before transfers	(11,001,150)	(8,229,886)
Transfers in from:
Synventive Molding Solutions Savings Plan	—	17,416,576
Manner USA, Inc. 401(k) Plan	—	300,351
Total transfers in	—	17,716,927
Net (decrease) increase in net assets available for benefits	(11,001,150)	9,487,041
Net assets available for benefits:
Beginning of year	272,904,705	263,417,664
End of year	$261,903,555	$272,904,705
See accompanying notes.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Barnes Group Inc. (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description on the Plan’s provisions.

General

The Plan is a defined contribution plan. Full-time salaried and non-union hourly United States employees of the Company are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may elect to enroll in the Plan immediately, however all newly eligible employees are automatically enrolled in the Plan sixty days following the date of hire.

The Company closed its U.S. salaried defined benefit pension plan to employees hired on or after January 1, 2013 with no impact to the benefits of existing participants. The Retirement Savings Plan was therefore amended and restated effective January 1, 2013 to incorporate a new retirement contribution for certain eligible participating division employees. Each participating division employee hired, rehired or reclassified by the Company from an ineligible to eligible participation category under the Plan on or after January 1, 2013 will be eligible to receive a Company contribution equal to 4% of their Plan compensation for each Plan year.

In 2012, the Company completed the acquisition of Synventive Molding Solutions (Synventive). On January 1, 2014 the assets earlier held by the Synventive Molding Solutions Savings Plan were merged into the Plan resulting in a participant balance transfer of $17,416,576. As of January 1, 2014, Synventive employees were eligible to enroll in the Plan, subject to the eligibility requirements of the Plan.

In 2013, the Company completed the acquisition of the Manner business. On July 1, 2014, the Manner USA, Inc. 401(k) Plan assets were merged into the Plan resulting in a participant balance transfer of $300,351. As of July 1, 2014, Manner employees were eligible to enroll in the Plan, subject to the eligibility requirements of the Plan.

Participant Accounts

Each participant’s account is credited with (1) the participant’s contribution and allocations of (2) the Company’s contributions, if any, and (3) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and offset administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options

All investment programs are fully participant-directed. Participants may direct the investment of their contributions, the Company’s discretionary matching contributions, retirement contributions, and profit sharing contributions, if any, into any of the Plan’s available investment options.

Contributions

Subject to certain restrictions which may be applied to highly-compensated employees, participants may elect to make contributions to the Plan through payroll deductions of between 1% and 75% (in whole percentages) of their Plan compensation. In accordance with the Internal Revenue Code, participant pre-tax contributions could not exceed $18,000 in 2015 and $17,500 in 2014, with the exception of certain allowable catch-up contributions for participants who will be at least 50 by the end of the year. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions and the combined pre-tax and after-tax deduction cannot exceed 75% of Plan compensation (the after-tax portion of which cannot exceed 10% of Plan compensation). A participant may also elect to increase or reduce the amount of contributions at any time.

All profit sharing contributions are made by the Company. For all participating divisions, a minimum contribution is equal to 3.5% of each eligible employee’s paid compensation which includes base wages, overtime, shift differential and commissions. Profit sharing contributions for the years ended December 30, 2015 and 2014 were $2,381,329 and $3,346,979, respectively.

The Company match is equal in value to 50% of the participants’ pre-tax contribution up to 6% of their Plan compensation and may be invested in any of the Plan’s investment alternatives. The Company matching contributions for the years ended December 30, 2015 and 2014 were $2,867,859 and $2,639,218, respectively.

All retirement contributions are made by the Company. For all participating employees, a contribution equal to 4% of each eligible employee’s compensation which includes base wages, overtime, shift differential and commissions. Retirement contributions for the years ended December 30, 2015 and 2014 were $741,965 and $601,421, respectively.

Benefits

Upon a participant’s separation from service due to termination, death, disability or retirement, benefits may be distributed to him or her or his or her beneficiary (in the event of death) in a single lump-sum amount equal to the vested value of his or her account. Active participants may also withdraw funds from their accounts due to age or under certain hardship conditions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowances for credit losses have been recorded as of December 30, 2015 and 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, not including the profit sharing portion or the incremental discretionary retirement Company contribution of 4%. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Personal loan terms can be up to five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest as established by the Benefits Committee in a nondiscriminatory manner.

Vesting

A participant is 100% vested in the Company match following two completed years of service with the Company. Participants are always 100% vested with respect to their own contributions plus actual earnings thereon. In addition, Company matching contributions become 100% vested upon death, permanent disability or when the participant reaches age 55. Profit sharing or 4% defined contribution accounts become 100% vested upon death, permanent disability or when the participant reaches age 65.

Profit sharing vesting is as follows:

(1) For employees of participating divisions other than Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage

Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

(2) For employees of Bowman U.S.:

Period of Service	Vested and Nonforfeitable Percentage

Less than 5 years	0%
5 or more years	100%

Retirement contribution vesting is as follows:

Period of Service	Vested and Nonforfeitable Percentage

Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

The Company completed the sale of Barnes Distribution North America (BDNA) to MSC Industrial Direct Co., Inc. on April 22, 2013. Certain Plan participants that were employed at BDNA were terminated in conjunction with the sale and became fully vested in their retirement accounts.

Trustee

Fidelity Management Trust Company (Fidelity) is the trustee for all Plan assets. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan.
Plan Termination

The Company presently intends to continue the Plan indefinitely; however, the Company’s Board of Directors may terminate the Plan at any time. Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, a managed income portfolio fund and Barnes Group Inc. common stock. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investment in the managed income portfolio fund is based on contractual terms of the underlying guaranteed investment contracts. The Plan’s mutual funds are stated at fair value, which is based on quoted market prices in an active market. The market value of mutual funds is based on the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on the trade-date. Interest is recorded on the accrual basis and dividend income on the ex-dividend date.

The Plan’s investment in a managed income portfolio fund (the Fidelity Managed Income Portfolio II) is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Plan Accounting - Defined Contribution Pension Plans (ASC 962), which discusses the accounting treatment for fully benefit-responsive investment contracts. As described in ASC 962, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC 962, the accompanying statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

At December 30, 2015 and 2014, the adjustment from fair value to contract value for the fully benefit-responsive investment contracts was determined by the Plan sponsor by calculating the Plan’s proportional share of the adjustment listed in the fund’s audited financial statements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrator expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of investments in the Company’s common stock is based upon quoted market prices.

The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized and unrealized gains or losses on those investments.
Fair Value of Investments

The Plan follows FASB ASC 820, Fair Value Measurements and Disclosures (ASC 820), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.
ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.
The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Plan’s own credit risk.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels which are determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses

The Plan provides that all expenses incurred in administering the Plan may be paid by the Plan or the Company. During 2015 and 2014, the Company elected to pay for all Plan administrative expenses other than loan origination fees and redemption charges on certain funds.
Contributions

Employee contributions are recorded in the period in which the employee payroll deductions are made.

New Accounting Pronouncements

In May 2015, the FASB amended its guidance to clarify how investments that are valued using the net asset value (NAV) practical expedient within the fair value hierarchy should be classified. The amended guidance requires retrospective application to all periods presented and is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the guidance and does not anticipate a material impact on its Plan Financial Statements.

In July 2015, the FASB amended its guidance related to the measurement of defined benefit pension plans, defined contribution pension plans, and health and welfare benefit plans. The amended guidance includes three Parts and it (I) amends current guidance to only require the use of contract value for the measurement, presentation, and disclosure of fully benefit responsive investment contracts (eliminates the requirement to present the fair value), (II) simplifies the disclosure requirements for certain Plan investments, and (III) simplifies accounting for plans with fiscal year ends that are different than a calendar month end. The amended guidance is effective retrospectively for Parts I and II and prospectively for Part III for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company is currently evaluating the guidance and does not anticipate a material impact on its Plan Financial Statements.

3. Investments

The Plan has investments in Barnes Group Inc. common stock, Fidelity mutual funds and a managed income portfolio fund.
The following investments represent 5% or more of the Plan’s net assets:

	December 30,
	2015	2014
Barnes Group Inc. common stock	$56,156,144	$68,556,092
Fidelity Managed Income Portfolio II	43,856,503	45,010,705
Fidelity Freedom K 2020 Fund	33,596,251	31,412,167
Fidelity Blue Chip Growth Fund	22,791,247	21,599,749
Fidelity Freedom K 2030 Fund	19,571,694	18,625,102

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	December 30,
	2015	2014
Barnes Group Inc. common stock	$(884,746)	$(2,006,482)
Mutual funds	(7,338,667)	(226,235)
	$(8,223,413)	$(2,232,717)

4. Fair Value Measurements
The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2015:

Description	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$151,418,280	$—	$—	$151,418,280
Managed income portfolio fund	—	43,856,503	—	43,856,503
Barnes Group Inc. common stock	56,156,144	—	—	56,156,144
Total investments	$207,574,424	$43,856,503	$—	$251,430,927

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2014:

Description	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$149,348,997	$—	$—	$149,348,997
Managed income portfolio fund	—	45,010,705	—	45,010,705
Barnes Group Inc. common stock	68,556,092	—	—	68,556,092
Total investments	$217,905,089	$45,010,705	$—	$262,915,794

5. Managed Income Portfolio Fund

The Plan maintains a managed income portfolio fund with Fidelity. The fund is included in the statements of net assets available for benefits at fair value. The adjustment from fair value to contract value for the fund is based on the contract value as reported to the Plan by Fidelity. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value and contract value of the managed income portfolio fund at December 30, 2015 was $43,856,503 and $43,543,884, respectively. The fair value and contract value of the managed income portfolio fund at December 30, 2014 was $45,010,705 and $44,362,889, respectively. The average yield and crediting rates for 2015 were 1.97% and 1.52%, respectively. The average yield and crediting rates for 2014 were 1.70% and 1.38%, respectively.

6. Notes Receivable from Participants

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participants’ fund balances based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime as published in the Wall Street Journal plus one half of one percent (interest rates on outstanding loans at December 30, 2015 ranged from 3.75% to 9.50%). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant’s behalf in the investment funds per the participant’s investment elections. As of December 30, 2015 and 2014, there were 460 and 466 participants with loans outstanding, respectively.

7. Benefit Payments and Forfeitures

During 2015 and 2014, benefit payments amounted to $27,756,505 and $33,416,602, respectively.

If a participant terminates their employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures amounted to $272,188 and $375,335 in 2015 and 2014, respectively. The amount of forfeitures used to reduce Company contributions and Plan expenses were $294,754 and $374,822 in 2015 and 2014, respectively. Unallocated forfeitures at December 30, 2015 and 2014 were $400,086 and $419,019, respectively. Profit sharing forfeitures are reallocated as Company contributions.

8. Federal Income Tax Status

The U.S. Treasury Department has determined, most recently as of September 17, 2013, that the Plan as originally adopted and amended through January 1, 2013 is a qualified plan under the applicable provisions of the Internal Revenue Code and, as such, is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter from the U.S. Treasury Department. However, the Plan administrator, which consults regularly with outside legal counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. However, employees are currently taxed on any after-tax contributions. Internal Revenue Service and applicable state regulations in effect in the year participant distributions are made determine the tax status of such distributions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

9. Exempt Party-In-Interest / Related Party

In 2015, the Plan purchased on the open market 575,300 shares of Barnes Group Inc. common stock at a cost of $21,446,905. The Plan also sold on the open market 783,483 shares for proceeds of $30,545,448. In addition, participant distributions of stock resulted in the transfer out of 64,955 shares from the Plan, with a market value of $2,458,090. The Plan received no shares as matching contributions from the Company.

In 2014, the Plan purchased on the open market 681,457 shares of Barnes Group Inc. common stock at a cost of $24,906,668. The Plan also sold on the open market 662,300 shares for proceeds of $23,994,787. In addition, participant distributions of stock resulted in the transfer out of 58,926 shares from the Plan, with a market value of $2,203,364. The Plan received no shares as matching contributions from the Company.

The Plan owned 1,567,294 shares of Barnes Group Inc. common stock or approximately 3% of the outstanding common shares of the Company at December 30, 2015. The Plan owned 1,840,432 shares of Barnes Group Inc. common stock or approximately 3% of the outstanding common shares of the Company at December 30, 2014.

Certain Plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $75,804 and $135,629 for the years ended December 30, 2015 and 2014, respectively.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 30:

	2015	2014
Net assets available for benefits per the financial statements	$261,903,555	$272,904,705
Deemed defaulted loans	(62,302)	(51,208)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	312,619	647,816
Net assets available for benefits per Form 5500	$262,153,872	$273,501,313

The following is a reconciliation of the net change in net assets available for benefits per the financial statements to Form 5500 as of and for the years ended December 30:

	2015	2014
Total net change per the financial statements	$(11,001,150)	$9,487,041
Change in deemed defaulted loans	(11,094)	(17,430)
Change in adjustments from contract value to fair value for fully benefit-responsive investment contracts	(335,197)	(87,909)
Total net change per Form 5500	$(11,347,441)	$9,381,702

Barnes Group Inc. Retirement Savings Plan
EIN #06-0247840 Plan #012
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 30, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	Number of Units/Shares	(e) Current Value
*	Fidelity Management Trust Company	Fidelity Equity - Income K Fund	$9,518,607	191,732	$9,851,179
*	Fidelity Management Trust Company	Spartan 500 Index Fund	7,283,537	121,623	8,816,454
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	17,927,782	327,178	22,791,247
	Eaton Vance	Eaton Vance Parametric Structured Emerging Markets Fund	1,201,796	85,172	982,890
*	Fidelity Management Trust Company	Fidelity Stock Selector Small Cap Fund	7,603,974	369,504	8,609,440
*	Fidelity Management Trust Company	Fidelity Diversified International Fund	10,859,409	334,538	11,829,281
*	Fidelity Management Trust Company	Fidelity Freedom K Income Fund	1,329,624	114,872	1,306,094
*	Fidelity Management Trust Company	Fidelity Freedom K 2010 Fund	3,349,898	266,126	3,294,644
*	Fidelity Management Trust Company	Fidelity Freedom K 2020 Fund	32,908,551	2,473,951	33,596,251
*	Fidelity Management Trust Company	Fidelity Freedom K 2030 Fund	19,160,248	1,357,260	19,571,694
*	Fidelity Management Trust Company	Fidelity Freedom K 2040 Fund	9,813,453	670,128	9,984,901
*	Fidelity Management Trust Company	Fidelity Freedom K 2050 Fund	5,568,674	360,941	5,572,927
*	Fidelity Management Trust Company	Fidelity Freedom K 2060 Fund	274,010	26,642	264,823
	Dreyfus	Dreyfus Bond Market Index Fund	4,827,414	454,844	4,675,800
	Munder	Munder Mid Cap Core GR Y	5,477,623	152,163	5,663,509
*	Fidelity Management Trust Company	Fidelity Spartan Extended Market Index	4,390,032	91,068	4,607,146
	Total mutual funds				151,418,280

*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	43,543,884	43,543,884	43,856,503

*	Barnes Group Inc.	Common Stock	46,789,525	1,567,294	56,156,144

*	Fidelity Management Trust Company	Cash and cash equivalents	2,958,900	—	2,958,900

*	Notes receivable from participants	Interest rates ranging from 3.75% - 9.50%, with maturity dates ranging from December 2015 to December 2020	—	—	4,704,138
	Total assets (held at end of year)				$259,093,965

*	party-in-interest

Barnes Group Inc. Retirement Savings Plan
EIN #06-0247840, Plan #012
Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions
As of December 30, 2015

(a)	(b)	(c)		(e)		(g)	(h)	(i)
Identity of Party Involved	Description of Assets	Number of Purchases	Purchase Price	Number of Sales	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/(Loss)
Category (iii) - Series of transactions in excess of 5% of Plan assets
* Fidelity Management Trust Company	MIP II CL 1	—	—	191	$17,229,028	$17,229,028	$17,229,028	—
* Fidelity Management Trust Company	MIP II CL 1	209	$16,799,265	—	—	—	$16,799,265	—

*Party-in-Interest
There were no category (i), (ii) or (iv) reportable transactions
Columns for "Lease Rental" and "Expenses Incurred with Transactions" are not applicable

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Board of Directors of Barnes Group Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc.
Retirement Savings Plan
(Registrant)

Date: June 22, 2016	By:	/s/ DAWN N. EDWARDS
Dawn N. Edwards
Member of the Benefits Committee of Barnes Group Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm.